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                                                                      Exhibit 78

       PIRELLI & C. S.P.A., EDIZIONE FINANCE INTERNATIONAL S.A., EDIZIONE
               HOLDING S.P.A., AND HOPA S.P.A. JOINT PRESS RELEASE

              OLIMPIA: PIRELLI, EDIZIONE FINANCE INTERNATIONAL AND EDIZIONE HOLDING FINALIZE ACQUISITION OF HOPA'S STAKE

               HOLINVEST: ACQUISITION OF OLIMPIA'S STAKE FINALIZED

Milan, Brescia, 12 July 2006 - Pirelli & C. S.p.A, Edizione Finance International S.A and Edizione Holding S.p.A today finalized the acquisition of all the shares owned by Hopa S.p.A in Olimpia S.p.A (equal to 16% of capital), as foreseen in the agreement announced on 4 July 2006. Simultaneously, Hopa S.p.A finalized the acquisition of all the shares owned by Olimpia S.p.A in Holinvest S.p.A (equal to 19.999% of capital).

The parties also signed a two-year pre-emption pact in favour of Olimpia for 320,253,610 Telecom Italia ordinary shares held by Holinvest (equal to 65% of all the shares it owns).